SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One):

☑	Annual Report Pursuant To Section 15(d) Of The Securities Exchange Act Of 1934
for the fiscal year ended December 31, 2006
or

☐	Transition Report Pursuant To Section 15(d) Of The Securities Exchange Act Of 1934
for the transition period from                                          to
Commission file number 000-20557
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: The Andersons, Inc. Retirement Savings Investment Plan.
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Andersons, Inc., 480 West Dussel Drive, Maumee, Ohio 43537.

The Andersons, Inc. Retirement Savings Investment Plan

Contents

Report Letter	1

Statement of Net Assets Available for Plan Benefits	2

Statement of Changes in Net Assets Available for Plan Benefits	3

Notes to Financial Statements	4-7

Schedule of Assets Held at End of Year	Schedule 1
EX-23

Report of Independent Registered Public Accounting Firm
To the Pension Committee
The Andersons, Inc. Retirement
      Savings Investment Plan
We have audited the accompanying statement of net assets available for plan benefits of The Andersons, Inc. Retirement Savings Investment Plan as of December 31, 2006 and 2005 and the related statement of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2006 and 2005 and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to those basic financial statements taken as a whole.

/s/ Plante & Moran, PLLC
Toledo, Ohio
June 19, 2007

The Andersons, Inc. Retirement Savings Investment Plan
Statement of Net Assets Available for Plan Benefits

	December 31
	2006	2005

Assets — Participant-directed investments (Note 2):
Mutual funds:
Spartan U.S. Equity Index fund	$17,376,656	$16,566,704
Fidelity Magellan fund	11,748,435	13,359,343
Fidelity Growth and Income Portfolio	10,057,446	10,196,553
Fidelity U.S. Bond Index fund	12,474,040	13,540,734
Fidelity Money Market Trust, Retirement Government Money Market Portfolio	7,176,036	7,137,158
Fidelity Low-priced Stock fund	11,255,766	10,330,369
Fidelity Contrafund	8,973,246	7,661,794
Janus Enterprise fund	4,127,066	4,402,936
Fidelity Freedom Income fund	280,895	242,043
Fidelity Freedom 2000 fund	390,420	363,112
Fidelity Freedom 2005 fund	18,450	13,578
Fidelity Freedom 2010 fund	3,858,805	3,502,157
Fidelity Freedom 2015 fund	389,913	6,407
Fidelity Freedom 2020 fund	2,726,234	1,715,415
Fidelity Freedom 2025 fund	430,117	166,719
Fidelity Freedom 2030 fund	1,450,613	852,650
Fidelity Freedom 2035 fund	152,096	63,149
Fidelity Freedom 2040 fund	413,561	196,577
Dodge and Cox Stock fund	8,663,385	6,000,899
Allianz RCM Technology Instl fund	1,403,213	1,445,767
First Eagle Overseas fund	7,782,109	5,707,055
Fidelity Small Cap Stock fund	1,217,174	929,000
Masters Select International fund	8,961,795	6,177,901
American Beacon Small Cap Value fund	1,584,108	1,244,669
Vanguard Short-Term Corporate fund	1,520,710	146,997
Common stock of The Andersons, Inc.	10,675,062	5,415,150
Loans receivable from plan participants	2,778,736	2,499,851

Net Assets Available for Plan Benefits	$137,886,087	$119,884,687

See Notes to Financial Statements.

The Andersons, Inc. Retirement Savings Investment Plan
Statement of Changes in Net Assets Available for Plan Benefits

	Year Ended December 31
	2006	2005

Additions
Contributions:
Participants	$4,484,111	$4,396,226
Employer	1,546,687	1,459,618
Transfers from other qualified plans	710,645	271,478

Total contributions	6,741,443	6,127,322

Investment income:
Interest and dividends	11,107,214	5,885,387
Net appreciation in fair value of investments during the year (Note 4)	8,116,846	4,146,204

Total additions	25,965,503	16,158,913

Deductions
Payments made to active and terminated participants	7,949,938	7,219,559
Investment fees	14,165	10,951

Total deductions	7,964,103	7,230,510

Net Increase	18,001,400	8,928,403

Net Assets Available for Plan Benefits - Beginning of year	119,884,687	110,956,284

Net Assets Available for Plan Benefits - End of year	$137,886,087	$119,884,687

See Notes to Financial Statements.

The Andersons, Inc. Retirement Savings Investment Plan
Notes to Financial Statements
December 31, 2006 and 2005
Note 1 — Significant Accounting Policies
The accounting records of The Andersons, Inc. Retirement Savings Investment Plan (the “Plan”) are maintained on the accrual basis by The Andersons, Inc. (the “Plan Sponsor”). Plan assets are maintained by Fidelity Management Trust Company (the “Trustee”) and monitored by the pension committee established by the Plan Sponsor.
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.
Unpaid withdrawals due to terminated participants have not been deducted in determining assets available for benefits for financial reporting purposes or from total assets in the Plan’s annual return on Form 5500. These amounts totaled $1,676,327 and $1,140,058 at December 31, 2006 and 2005, respectively. Benefits are recorded when paid.
Investments are stated at fair value. The fair values of the Plan’s investments in mutual funds are based on net asset values on the last business day of the plan year. The fair value of the Plan’s investments in The Andersons, Inc. common stock is based on NASDAQ closing market prices on the last business day of each plan year. Participant loans are stated at their outstanding balances, which approximates fair value.
Investment securities are exposed to various risks, such as interest rate, market, and credit. It is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the statement of net assets available for plan benefits.
Note 2 — Description of the Plan
The Plan is a defined contribution plan that covers substantially all employees of The Andersons, Inc. and its wholly owned subsidiary, The Andersons Mower Center, Inc. The Plan provides for retirement, disability, and death benefits for participants who meet certain eligibility requirements, including attaining age 21. Full-time employees are eligible to begin deferring money into the Plan on the first day of the month after being hired. Part time employees are eligible to begin deferring money into the Plan upon meeting the one year of service requirement. Employer-matching contributions are to be made only after a participant has one year of service and 1,000 hours of service.

The Andersons, Inc. Retirement Savings Investment Plan
Notes to Financial Statements
December 31, 2006 and 2005
Note 2 — Description of the Plan (Continued)
Employee contributions may be made by salary reduction up to 50 percent of annual compensation (in .50 percent increments) subject to the maximum annual contribution allowed by law. Employer-matching contributions are made at the rate of 50 percent of employee contributions, with a maximum contribution of 3 percent of annual compensation. Participants vest ratably over five years in the employer’s matching contributions. Participants are fully vested in their contributions to the Plan.
The Plan may accept rollover contributions from IRAs or from other qualified defined benefit or contribution plans of The Andersons, Inc. or participants’ former employers.
Forfeited balances of terminated accounts are used to reduce future employer contributions. The balance of forfeited nonvested accounts was not material in 2006 or 2005. The Plan Sponsor may make supplemental contributions to the Plan at its sole discretion. There were no supplemental contributions made in 2006 or 2005.
Each participant directs Fidelity Management Trust Company to invest any or all of his or her account among various investment options including an option to invest in the common stock of The Andersons, Inc.
No assets of any self-directed account may be used for the benefit of any other account or participant.
The Plan Sponsor has the right under the Plan to terminate the Plan and the trust at any time. In the event of termination, participants become fully vested in their individual accounts.
Additional information about the plan agreement and limitations on contributions is available from the human resources department of the Plan Sponsor or from designated individuals at the participating employers.
Participants may borrow up to 50 percent of their vested account balances. The minimum loan amount is $1,000 and the maximum is $50,000. Each participant may only have one loan outstanding and each loan bears interest at a fixed rate equal to the prime rate at the end of the quarter previous to initiation of the loan plus 1 percent.
The Plan Sponsor pays substantially all costs of administering the Plan, including trustee fees. The Plan pays investment fees.

The Andersons, Inc. Retirement Savings Investment Plan
Notes to Financial Statements
December 31, 2006 and 2005
Note 3 — Benefits
A participant is entitled to a benefit representing his or her salary reduction contributions, the vested amount of employer contributions, and allocated income thereon (including realized and unrealized gains and losses). Upon termination of employment due to retirement, permanent disability, or death, a participant or his or her beneficiary is entitled to receive distribution of the vested account balance in a lump sum or in monthly installments.

Withdrawals of employer and employee salary reduction contributions and related income thereon during the participant’s employment are prohibited unless the participant can show immediate and extreme financial hardship as determined by the pension committee.
Note 4 — Investments
The Plan’s investments at December 31, 2006 and 2005 are held by the Trustee. The Plan’s investments (including investments bought, sold, and held during the year) appreciated in fair value as follows:

	2006	2005
Net appreciation in fair value:
Mutual funds	$2,826,911	$1,950,627
The Andersons, Inc common stock	5,289,935	2,195,577

Total	$8,116,846	$4,146,204

Note 5 — Transactions with Parties-in-interest
Fees paid by the Plan Sponsor to parties-in-interest for legal, accounting, and other services rendered to the Plan are based on customary and reasonable rates for such services. In addition, certain investments held by the Plan are invested in securities managed by the Plan’s custodian, Fidelity Investments Institutional Operations Company, Inc.

The Andersons, Inc. Retirement Savings Investment Plan
Notes to Financial Statements
December 31, 2006 and 2005
Note 6 — Income Tax Status
The Internal Revenue Service ruled on March 31, 2003, applicable for the amendments executed February 19, 2002, that the Plan for The Andersons, Inc. and The Andersons Mower Center, a participating employer, qualifies under Section 401(a) of the Internal Revenue Code (the “Code”) and that the trust, therefore, is exempt from taxation. The Plan is required to operate in conformity with the Code and ERISA to maintain its tax-exempt status. The Plan’s administrator is not aware of any course of action or events that have occurred that might adversely affect the Plan’s qualified status.
Note 7 — Subsequent Event
Effective January 1, 2007, the Plan was amended and restated in its entirety. The provisions of the restated plan replaced the current matching provision with a required minimum employer contribution of 3 percent of a participant’s compensation plus 50 percent of each participant’s deferral contributions in excess of 3 percent but, not in excess of 5 percent of the participant’s compensation subject to limitations in the Internal Revenue Code.

The Andersons, Inc. Retirement Savings Investment Plan
Schedule of Assets Held at End of Year
Form 5500, Schedule H, Item 4i
EIN 34-1562374, Plan No. 003
December 31, 2006

Issuer	Identity of Issue	Cost	Fair Value
Fidelity Investments	Spartan U.S. Equity Index Fund - Mutual fund	*	$17,376,656
Fidelity Investments	Fidelity Magellan Fund - Mutual fund	*	11,748,435
Fidelity Investments	Fidelity Growth and Income Portfolio - Mutual fund	*	10,057,446
Fidelity Investments	Fidelity U.S. Bond Index Fund - Mutual fund	*	12,474,040
Fidelity Investments	Fidelity Money Market Trust, Retirement Government Money Market Portfolio - Mutual fund	*	7,176,036
Fidelity Investments	Fidelity Low-priced Stock Fund - Mutual fund	*	11,255,766
Fidelity Investments	Fidelity Contrafund - Mutual fund	*	8,973,246
Fidelity Investments	Janus Enterprise Fund - Mutual fund	*	4,127,066
Fidelity Investments	Fidelity Freedom Income Fund - Mutual fund	*	280,895
Fidelity Investments	Fidelity Freedom 2000 Fund - Mutual fund	*	390,420
Fidelity Investments	Fidelity Freedom 2005 Fund - Mutual fund	*	18,450
Fidelity Investments	Fidelity Freedom 2010 Fund - Mutual fund	*	3,858,805
Fidelity Investments	Fidelity Freedom 2015 Fund - Mutual fund	*	389,913
Fidelity Investments	Fidelity Freedom 2020 Fund - Mutual fund	*	2,726,234
Fidelity Investments	Fidelity Freedom 2025 Fund - Mutual fund	*	430,117
Fidelity Investments	Fidelity Freedom 2030 Fund - Mutual fund	*	1,450,613
Fidelity Investments	Fidelity Freedom 2035 Fund - Mutual Fund	*	152,096
Fidelity Investments	Fidelity Freedom 2040 Fund - Mutual fund	*	413,561
Fidelity Investments	Dodge and Cox Stock Fund - Mutual fund	*	8,663,385
Fidelity Investments	Allianz RCM Technology Instl Fund - Mutual fund	*	1,403,213
Fidelity Investments	First Eagle Overseas Fund - Mutual fund	*	7,782,109
Fidelity Investments	Fidelity Small Cap Stock Fund - Mutual fund	*	1,217,174
Fidelity Investments	Masters Select International Fund - Mutual fund	*	8,961,795
Fidelity Investments	American Beacon Small Cap Value Fund - Mutual fund	*	1,584,108
Fidelity Investments	Vanguard Short-Term Corporate Fund - Mutual fund	*	1,520,710
The Andersons, Inc.	The Andersons, Inc. common stock	*	10,675,062
Participants	Participant loans with interest ranging from 5.00 percent to 10.00 percent	—	2,778,736

	Total		$137,886,087

*	Cost information is not required.

Schedule 1

SIGNATURES
Pursuant to the requirements of the Securities Exchange act of 1934, the Plan Administrator has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.
The Andersons, Inc. Retirement Savings Investment Plan
                                    (Name of Plan)

The Andersons, Inc. (Registrant)

Date: June 29, 2007	By /s/Michael J. Anderson

Michael J. Anderson President and Chief Executive Officer

Date: June 29, 2007	By /s/Richard R. George

Richard R. George Vice President, Controller and CIO (Principal Accounting Officer)

Date: June 29, 2007	By /s/Gary L. Smith

Gary L. Smith Vice President, Finance and Treasurer (Principal Financial Officer)